NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



February 11, 2008

Thomas E. Laursen
Executive Vice President and General Counsel
Zions Bancorporation
One South Main, Suite 1138
Salt Lake City, UT 84111

Re: Zions Bancorporation
Incoming letter dated December 20, 2007

Dear Mr. Laursen:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Zions by Schaefer-Nevada, Inc. We also have received a letter from the proponent dated January 4, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: J. Michael Schaefer
Secretary-Treasurer
Schaefer-Nevada, Inc.
1101 Saint Paul St. #712
Baltimore, MD 21202

ZIONS BANCORPORATION

Thomas E. Laursen
Executive Vice President
General Counsel

1934 Act/ Rule 14a-8

December 20, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Zions Bancorporation 2008 Annual Meeting – Schaefer-Nevada, Inc. Shareholder Proposal

Ladies and Gentlemen:

Zions Bancorporation ("Zions") received two shareholder proposals from Schaefer-Nevada, Inc. (the "Proponent") for inclusion in Zions' 2008 proxy statement. The first proposal would appear to require shareholders recommend to the Board of Directors that Zions provide arbitration to account holders before closing any such holder's bank account with a Zions' subsidiary (the "Arbitration Proposal"). In the alternative, if the SEC issues a no-action letter as to Zions' intention to omit the Arbitration Proposal from the 2008 proxy statement, the Proponent proposes to include a proposal recommending that Zions rotate the location of its annual shareholder meeting (the "Meeting Location Proposal"). A copy of the Arbitration and Meeting Location Proposals is attached hereto as Exhibit A.

In accordance with Rule 14a-8(j), Zions hereby notifies you that it intends to omit both the Arbitration Proposal and the Meeting Location Proposal from its 2008 proxy statement because (1) the Arbitration Proposal (a) relates to a management function under Rule 14a-8(i)(7) and (b) relates to the redress of a personal grievance, which is not shared by shareholders at large, under Rule 14a-8(i)(4); and (2) the Meeting Location Proposal relates to a management function under Rule 14a-8(i)(7).

I. The Arbitration Proposal

As a preliminary matter, we note that the Proponent submitted a proposal substantially similar to the Arbitration Proposal for inclusion in Zions' 2007 proxy statement, which Zions excluded in reliance upon Rule 14a-8(e)(2). See *Zions Bancorporation* (February 23, 2007).

The Arbitration Proposal provides:

> Shareholders assembled in person or by proxy recommend that the Board of Directors take such as action as may be necessary to provide that the

One South Main, Suite 1138, Salt Lake City, UT 84111 | *Telephone* (801) 844-8502 *Fax* (801) 524-2129 | *tlaursen@zionsbank.com* termination of any customer account by a subsidiary of the corporation's branch, in a community that has no alternative commercial bank available within 50 miles, be deferred until the matter can be heard in arbitration or by a civil court, in any event, termination to be deferred for 180 days pending such independent evaluation of the company's position.

A. The Arbitration Proposal may be omitted under Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operations of Zions.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations.

The Staff has consistently recognized that a company's "ordinary business" includes the procedures used to handle customer complaints with respect to its products and services, and, therefore, Rule 14a-8(i)(7) may be relied upon to exclude a shareholder proposal that relates to such matters. For example, in *Deere & Company* (November 30, 2000), the Staff concurred that a shareholder proposal requiring Deere & Company to form a committee to decide on the proper course of action to be taken with regard to customer complaints related to its ordinary business operations and thus could be omitted. Similarly, in *BankAmerica Corporation* (March 23, 1992), the Staff permitted the registrant to exclude a proposal requiring the registrant to establish a "credit reconsideration committee," providing specific procedures to deal with a customer whose credit application is rejected. More recently, the Staff permitted the registrant to exclude a proposal requiring the company to adopt a "Customer Bill of Rights" on the basis it related to the registrant's "ordinary business operations (i.e., customer relations)." *See Bank of America Corporation* (March 3, 2005). *See also Consolidated Edison, Inc.* (March 10, 2003) (proposal relating to the management of employees and their interaction with customers); *Verizon Communications Inc.* (January 9, 2003) (proposal to establish improved quality control procedures for advertisements in the Yellow Pages directories and adopt policies regarding customer complaints); *General Electric Company* (February 3, 1999) (proposal to consider a policy to ensure a due process review procedure of viewer complaints against NBC News); and *The Bank of New York Company, Inc.* (March 11, 1993) (proposal to appoint ombudsman to enable customers and shareholders to receive information concerning their accounts with the company). Just as in each of these earlier letters, the Proponent should not be able to seek a shareholder vote on a proposal that attempts to regulate how Zions addresses customer complaints stemming from a subsidiary's decision to close a customer's account.

B. The Arbitration Proposal may be omitted under Rule 14a-8(i)(4) as relating to the redress of a personal grievance.

Rule 14a-8(i)(4) permits a company to omit a shareholder proposal from its proxy materials if the proposal relates to the redress of a personal claim or grievance against the company.

In *Exchange Act Release No. 20091* (August 16, 1983), the Securities and Exchange Commission explained that the purpose of this rule is to ensure that the process is not "abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." As one can glean from reading the Supporting Statement, Mr. Schaefer, the president of Schaefer-Nevada, is a former customer of one of Zions' subsidiaries, Nevada State Bank ("NSB"), whose account was closed by a branch of NSB a number of years ago. Since that time, Mr. Schaefer has had numerous exchanges with NSB and Zions regarding the account closure and other disputes between himself and Zions. During this period he has:

- made repeated demands to re-open the account;
- made repeated demands that an NSB collections manager involved in the account closing be terminated;
- threatened to picket bank branches because of the account closing;
- threatened to place newspaper advertisements against the bank;
- filed a complaint of breach of implied covenant of good faith in connection with an account closing;
- filed a small claims action over NSB's failure to make a renovation loan; and
- threatened to urge a county to withdraw funds from the bank.

He has also brought an action against Zions in Utah demanding a list of Zions' shareholders. In earlier correspondence to us, he explained his reasons for wanting a shareholders list:

> "IT IS ESSENTIAL that we learn who our fellow shareholders are in Las Vegas, so that we can discuss with them any other bank incidents involving the collections manager...;" and
>
> "[W]e will use the list to communicate with Nevada shareholders only, relative to the bully-practices of Nevada State Bank as administered by its [president]."

During the course of his court proceedings with NSB, he was designated by a Nevada court as a vexatious litigant and barred from bringing any legal action in that court against the Zions' subsidiary without prior court approval. Newspaper accounts indicate that he was similarly designated as a vexatious litigant by courts in San Diego and that he was disbarred in Nevada for violating court rules.

In an analogous situation, the Staff found that a proposal to institute an arbitration mechanism to settle customer complaints was excludable when submitted by a customer who had an ongoing complaint against the company in connection with the purchase of a software product. *See International Business Machines* (January 31, 1995). Applying the same rationale relied on by the Staff then, the Arbitration Proposal is excludable as it relates to the institution of an arbitration mechanism by a disgruntled former customer whose account was closed by a Zions subsidiary.

Further, when presented with a similar situation in *Cabot Corporation* (November 4, 1994), the Staff found that a proposal from a shareholder that had submitted voluminous correspondence and proposals expressing his dissatisfaction on a number of issues was excludable under Rule 14a-8(c)(4), the predecessor to 14a-8(i)(4). *See also Banc One Corporation* (January 23, 1992) (proposal seeking to amend the company's code of regulations to prohibit indemnification in cases of grossly negligent conduct and adding an "Office of Ombudsmen" to investigate grievances from a holder of an IRA account who had a previous grievance with the bank relating to his account).

Accordingly, for the reasons discussed above, Zions respectfully requests that the Staff concur that it will take no action if Zions excludes the Arbitration Proposal from its 2008 proxy statement pursuant to Rule 14a-8(i)(4) and (7).

II. The Meeting Location Proposal

The Meeting Location Proposal provides:

> Shareholders assembled in annual meeting in person and by proxy recommend that the Board of Directors take such action as may be necessary to provide that annual meetings shall be rotated outside Salt Lake City in alternate years, to be held in major cities in states served by our several fine subsidiary banking corporations.

A. The Meeting Location Proposal may be omitted under Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operations of Zions.

As discussed above, under Rule 14a-8(i)(7), a proposal is excludable from a company's proxy materials if it deals with a matter relating to the conduct of the ordinary business operations of the company. The Meeting Location Proposal relates to the location of Zions' annual meeting, a matter that has been explicitly delegated to the Board of Directors in Zions' bylaws and that clearly falls within the scope of Zions' ordinary business operations. Whether or not Zions' holds its annual meeting at Zions' headquarters or rotates the location as proposed by the Proponent requires consideration of various business and administrative factors such as the cost associated with holding the meeting at a particular location, the availability of adequate staffing and capacity to administer the meeting at any given location, the disruption to the day-to-day operations of the chosen location and the schedules and availability of board members and management to attend the meeting, in addition to how convenient the chosen location is for the shareholder base, all of which directly relate to a company's ordinary business operations. Management and the Board of Directors are in a better position to balance these factors and determine the most appropriate location for the annual meeting.

On numerous occasions, the Staff has consistently taken the position that the determination of the location of a company's shareholder meeting is a matter relating to the conduct of the company's ordinary business operations, and therefore may be excluded from the company's proxy materials. For example, in *Raytheon Company*

(January 19, 2006), the Staff permitted the registrant to exclude a proposal that would have required the company to hold its annual meeting within 25 miles of its headquarters. Similarly, in *J.P. Morgan Chase & Co.* (February 5, 2003) the Staff permitted a proposal requesting that the registrant hold its annual shareholder meeting in New York City at least every second year to be excluded pursuant to Rule 14a-8(i)(7). *See also Verizon Communications Inc.* (January 9, 2003) (requesting that the company's annual shareholder meeting be held at least every other year in New York City and its immediate environs and that any such meeting be easily accessible by public transportation); *Verizon Communications Inc.* (February 25, 2002) (requesting that the board be restricted to holding its annual meeting in the former NYNEX and Bell Atlantic territories); *Edison International Southern California Edison Company* (January 30, 2001) (requesting that all annual meetings of shareholders be held within the Southern California Edison Co. service territory); and *PG&E Corporation* (January 12, 2001) (requesting that all annual meetings be held at the company headquarters city of San Francisco in at least 2 out of every 3 years).

Accordingly, for the reasons discussed above, Zions respectfully requests that the Staff concur that it will take no action if Zions excludes the Meeting Location Proposal from its 2008 proxy statement pursuant to Rule 14a-8(i)(7).

* * *

Pursuant to Rule 14a-8(j), please find enclosed six copies of this submission. A copy of this submission is being mailed concurrently to the Proponent advising him of Zions' intention to omit his proposals from its proxy materials for the 2008 annual meeting.

If you have any questions regarding this submission, kindly direct them to me at the address and phone number above. Thank you.

Sincerely,



Thomas E. Laursen
Executive Vice President and General Counsel

cc: J. Michael Schaefer

SCHAEFER-NEVADA, INC.

J. Michael Schaefer, Secretary-Treasurer
1101 Saint Paul St. #712
Baltimore, Md. 21202

Tel.&Fax (443)708-4710
Cell (410)302-5005
Email: mike2004@comcast.com

November 12, 2007

Thomas E. Laursen, General Counsel
Zion Bancorporation, fax 801 524 2129

Re: Shareholder Proposal for 2008 Annual Meeting

SCHAEFER-NEVADA, INC., 1101 St. Paul St., #712, Baltimore, Md. 21202, owner of 600 shares of the Corporation's common stock, proposes as follows:

"Shareholders assembled in person or by proxy recommend that the Board of Directors take such as action as may be necessary to provide that the termination of any customer account by a subsidiary of the corporation's branch, in a community that has no alternative commercial bank available within 50 miles, be deferred until the matter can be hear in arbitration or by a civil court, in any event, termination to be deferred for 180 days pending such independent evaluation of the company's position."

STATEMENT IN SUPPORT:

A responsibility of any bank enjoying public authority to operate is to serve the community. Zion's Nevada State Bank has terminated, and restored after a year, a commercial account for a $200,000 annual business in a remote community, Tonopah, 3000 population, based on acts offensive to the Bank in Las Vegas, Nv. 220 miles away, which acts proponent has resolved with no financial consequence to the corporation.

Such has caused substantial disruption to the business, causing staff to travel 100 miles into another state to find closest bank, and attorney fees incurred by the local business to question this decision in court and develop alternative Zion-subsidiary accounts, have exceeded $20,000, plus the small business expending not less than $1,500 on attorney fees and costs-- devastating to a good depositor with ten years amicable relationship with the rural bank. Compulsory arbitration, and 180 days deferment of such Draconian action, would provide time for cooler heads to prevail, and permit the rural branch to continue to enjoy the profitable business of the rural depositor This proposal does not relate to pending litigation.. Please vote YES or your proxy will automatically be voted NO.

In the event that the SEC issues a no-action letter as to proposed omission of the proposal, Schaefer-Nevada, Inc. proposes an Alternative Resolution for the 2008 proxy material:

Re: Shareholder Proposal for 2008 Annual Meeting

SCHAEFER-NEVADA, INC., 1101 St. Paul St., #712, Baltimore, Md. 21202, owner of 600 shares of the Corporation's common stock, proposes as follows:

"Shareholders assembled in annual meeting in person and by proxy recommend that the Board of Directors take such action as may be necessary to provide that annual meetings shall be rotated outside Salt Lake City in alternate years, to be held in major cities in states served by our several fine subsidiary banking corporations.

STATEMENT IN SUPPORT

It is in the company's interest to make its executives available to the financial press in major communities of those states served by our corporation's banking entities, and to permit shareholders in those areas better access to officers and directors in session at an annual meeting. The corporation has always met in Salt Lake City, UT but the growth of its subsidiary banking facilities throughout Western America suggests that it is time for the Company to officially visit those areas-served with having its annual event in alternate years in communities other than its headquarters city. Please vote YES or your proxy will be automatically voted in opposition to this proposal.

Proponents have held at least $2,000 worth of the corporation's shares for more than a year prior to submitting this proposal and intends to held said shares through said 2008 annual meeting. Said shares are with TDWaterhouse brokerage account 37407481.

Respectfully submitted,



J. Michael Schaefer, Secretary
SCHAEFER-NEVADA, INC.

ORIGINAL

SCHAEFER-NEVADA, INC.
J. Michael Schaefer, Secretary-Treasurer
1101 Saint Paul St. #712
Baltimore, Md. 21202

Tel.&Fax (443)708-4710
Cell (410)302-5005
Email: mike2004@comcast.net

January 4, 2008

Office of Chief Counsel
SEC
Washington DC 20549

RECEIVED
2008 JAN -8 PM 3:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Schaefer-Nevada, Inc. Proponent
Zion Bancorporation 2008 Annual Meeting

You have two proposals offered in the alternative, I attend the Annual Meeting in Utah, and expect to have one of these protected by your Office. As a Georgetown law student in the 1960s, I used to process proxy filings for the Division when Manny Cohen was our chief, prior to becoming Chairman, not that this is of any relevance.

1. THE ARIBTRATION PROPOSAL

Cases cited involve matters affecting one aggrieved patron and a vendor, like approval-of-individual-credit or polices concerning advertising or customer complaints. Please consider carefully that this request is limited to bank closings or rather bank terminations-of-accounts in communities that have no-other-bank-available. This creates a crisis affecting the community, in that a business(our 112 unit apartment property, Tonopah, Nv.) has large sums of money, often a lot of it in cash, with no place to put it within 100 miles(distance to next bank, Bishop, Ca.). To allow this without any procedure short of going to civil court, is contrary to the public interest as the bank can, and does, assert boilerplate language entitling them to 100% of their costs and attorney fees if they prevail---meaning that if the Bank wins in Court, with its skilled counsel, against the patron(who must hire counsel if it is a corporation as we are), the result(in our case) is (a)Closed Account, (b)No alternative bank within 100 miles, (c)$2,000 in attorney fees we incur, (d)$20,000 attorney fees Bank incurs, (e)Bank garnishing our business, seeking to see rental revenues, crippling our ability to pay our bills.

The necessary remedy, a POLICY MATTER, is for the corporation to have some arbitration, and a 6 mo. cooling-off period. The shareholders(and we own 500 shares) may decide that (a)the present situation costs the corporation profitable business and creates horrendous negative public relations, (b)the closing and zero-relevance to the problem giving rise to it(the business is in rural Nevada, 200 miles from any urban area) but account closed because a shareholder of our corporation, goofball 30 year old son of undersigned, wrote $4,500 in makers on the bank's corporate account, lose the money gambling; bank oblivious to fact that I asked for prosecution, got the perpetrator into a court ordered repayment-and-deferral of prosecution program. But present contacts provide only 30 days for all this to happen before CLOSURE. The bank should be supporting this proposal, the shareholders should seek to encourage profitable business and not vindictiveness and horrible public relations, and if there had been time, the Bank would have commended undersigned on his handling of a family problem and realized that the Business Account in remote town 220 miles away had no relation to the impersonation-of-authority involved in unauthorized check-writing.

Mandatory arbitration, and cooling off period, is needed all over America in any situation involving DENIAL OF ESSENTIAL SERVICES when there is no viable alternative to serve the public, and the shareholders are entitled to evaluate and decide on this policy issue. To leave it as administration is to force no-remedy and few if any patrons who are suddenly(30 days) left without any banking access within 100s of miles, are unable to afford counsel or to pay the Bank's overzealous, over-lawyering counsel. It subjects and bank customer to being put out of business over circumstances beyond control of the customer—and intelligent shareholders would support the cooling off period, and arbitration that this proposal seeks to establish, to make Zion Bancorporation and its consumers a positive force in the community instead of allowing good patrons to be destroyed due to personal pique of some banking officer.
(The Collections Manager ORDERED our rural business to open a new account, and a safe deposit box, and keep the checkbook in a Las Vegas safedeposit box and "visit" the checkbook whenever a check was to be issued, a totally off-the-wall remedy, and when undersigned rejected this, the gestopo-manager simply ordered the rural account, 220 miles away, closed, in retaliation, wrecking havoc on our business. As shareholders we do not want any other bank patron to be subject to such whim and caprice, and it is the shareholders say, not management's say, whether One Bank Towns are to be treated any diffferent than competitive banking communities).

The closing of a Zion bank, in a town without alternative banking sources, is not "ordinary business operations", but extraordinary punitive action.

Fact that shareholder had gone to the civil court does not give issuer IMMUNITY from evaluation of the situation, as it argues. If the Commission adopts this policy it is creating a "chilling effect" on First Amendment rights of shareholder, and shareholder demands hearing before the Commission prior to any definive decision. Undersigned is but an hour's drive from the Commission's meeting and makes this request here & now.

2. ***THE MEETING LOCATION PROPOSAL***

This is a routine proposal having appeared in dozens of proxy statements.

Undersigned was secretary to the founders of shareholder activism, Lewis D. and John J. Gilbert, in the 1950s, these leaders having authorized 100s of proposals. Undersgned has proposal before Chase Bank to limit retirement pensions to twice the then-salary of the President of the United States, and over corporate opposition, the proposal was allowed and proxy material omitting same subject to republication. It was published.

If this was the "ordinary business" of Zion, then the 100s of similar proposals were allowed in error. Shareholders know that presence of the annual meeting provides excellent exposure to local media, financial and commercial, and makes it possible for owners outside the "hometown" to address corporate leadership. Of course management disfavors this, or why else would 100s of major firms meet in remove Dover, Del., such as Milwaukee-based AO Smith & Co., a NYSE firm that always meets in this city without convenient access by air or train.

Shareholders not management should decide whether the Board should, or should not, evaluate whether to have meetings in alternate-years outside Salt Lake City, UT.

Raytheon Corp., cited, involved a proposal that would require meetings to be within 25 miles of corporate headquarters. That is the opposite of the Schaefer proposal, which seeks to have the meeting, in alternate years, go 100s of miles away from Utah. And it merely requires the Board of Directors to make that decision with shareholder sentiment as a guide. And whatever media commentary the published proposal may invoke. 100% of the cited cases involve KEEPING THE MEETING AT HOME, whereas Schaefer seeks to ask the shareholders about PUTTING THE MEETING ON THE ROAD in alternate years.

A philosopher once suggest that youth was such a valuable thing that it is a shame to waste it on children. Shareholder interests, such as whether to stay-at-home or visit other areas of great economic corporate activity, or to provide cooling off period as to proposals that threaten to destroy good patrons and cost the Bank profitable business, or too valuable a thing to leave entirely to hired management.

It is in the public interest and shareholder interest to put these questions to a vote, which really does nothing but assist the Board in making a wise decision on the issue.

Respectfully,



J. Michael Schaefer, Secretary-Treasurer, Schaefer-Nevada, Inc.

cc: Thomas E. Laursen, General Counsel, Zion Bancorporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Zions Bancorporation
Incoming letter dated December 20, 2007

The first proposal recommends that the board defer the termination of any customer account under circumstances specified in the proposal. The second proposal recommends that the board rotate the location of the company's annual meetings.

There appears to be some basis for your view that Zions may exclude the first proposal under rule 14a-8(i)(7), as relating to Zions' ordinary business operations (i.e., procedures for handling customers accounts). Accordingly, we will not recommend enforcement action to the Commission if Zions omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first proposal upon which Zions relies.

There appears to be some basis for your view that Zions may exclude the second proposal under rule 14a-8(i)(7), as relating to Zions' ordinary business operations (i.e., the location of shareholder meetings). Accordingly, we will not recommend enforcement action to the Commission if Zions omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Song Brandon
Attorney-Adviser

END